UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 30, 2021, Flower Crown (China) Holding Group Co., Limited. (“Flower Crown”), a subsidiary of JX Luxventure Limited, closed a Global Shopping E-Commerce Open Platform Store Service Agreement (the “Agreement”) with Global Premium Buy (Macau) Limited (“GPBL”). Pursuant to the Agreement, Flower Crown will open stores on GPBL’s platform and engage in product sharing on content platforms operated by GPBL’s affiliates, which include “Tik Tok”, “Dou Yin”, “Xigua” and “Tik Tok Volcano Edition”. The Agreement is filed herewith as Exhibit 10.2.

On January 3, 2022, we release the press release furnished herewith as Exhibit 99.1

On December 27, 2021, JX Luxventure (Hainan) Digital Technology Co., Ltd., a subsidiary of JX Luxventure Limited, closed a Real Estate Transaction Contract with a non-affiliate, acquiring a piece of commercial real estate of 240 square meters for cross-border operations for the amount of USD $2,338,464 based upon the appraisal report. The transaction was approved by the unanimous consent of our Board of Directors and the affirmative vote of the holders of approximately 60.4% of our total issued and outstanding capital stock. The Real Estate Transaction Contract is filed herewith as Exhibit 10.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2022	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Real Estate Transaction Agreement
10.2	Global Shopping E-Commerce Open Platform Store Service Agreement
99.1	Press Release

3